March 17, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Office of Industrial Applications and Services

Re:	Mangoceuticals, Inc.
Registration Statement on Form S-1
File No. 333-269240

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of Mangoceuticals, Inc. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 5:30 p.m. Eastern time on Monday, March 20, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated February 28, 2023 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Boustead Securities, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	CEO

As representative of the underwriters